ImmunoPrecise Antibodies Engages CORE IR to Enhance Investor Engagement Efforts

AUSTIN, Texas, May 21, 2025 -- ImmunoPrecise Antibodies Ltd. (IPA) (NASDAQ: IPA) a leader in AI-driven biotherapeutics, today announced it has engaged CORE IR, a strategic investor and public relations firm, to support the Company’s ongoing investor relations and communications initiatives.

CORE IR specializes in working with emerging and established growth companies to enhance investor awareness, strengthen shareholder engagement, and broaden outreach to various institutional and retail audiences.

“This collaboration with CORE IR represents an important step in IPA’s ongoing commitment to improving our communication with the investment community and increasing market visibility,” said Dr. Jennifer Bath, CEO of ImmunoPrecise Antibodies. “As we continue to execute on our growth strategy and expand our global capabilities, we believe CORE IR’s expertise will help us better articulate our value proposition to existing and prospective shareholders.”

Under the terms of the engagement, CORE IR will provide a comprehensive suite of investor relations services including strategic messaging, investor outreach, and support for IPA’s communication programs.

“We are excited to work alongside the team at IPA,” said Scott Gordon, Co-Founder and President of CORE IR. “IPA has established itself as a pioneering force in the antibody discovery and development space. We look forward to helping the company increase its engagement with the broader investment community.”

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise Antibodies Ltd. is a techbio company that leverages multi-omics modeling and complex artificial intelligence through a series of proprietary and patented technologies. The Company owns an integrated end-to-end suite of capabilities to support the discovery and development of therapeutic antibodies and is known for solving complex industry challenges. IPA has several subsidiaries in North America and Europe including entities such as Talem Therapeutics LLC, BioStrand BV, ImmunoPrecise Antibodies (Canada) Ltd. and ImmunoPrecise Antibodies (Europe) B.V. (collectively, the “IPA Family”). For more information, visit www.ipatherapeutics.com.

About CORE IR

CORE IR is a strategic communications firm specializing in investor and public relations services. The firm supports public and private companies across a wide range of industries with customized programs to enhance corporate visibility, engage stakeholders, and support business objectives.

Investor Relations Contact

Louie Toma, CPA, CFA

Managing Director

www.coreir.com

investors@ipatherapeutics.com